UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McAnalley, Ph.D., Bill H.
   600 S. Royal Lane, Suite 200
   Coppell, Texas  75019
   USA
2. Issuer Name and Ticker or Trading Symbol
   Mannatech, Incorporated
   MTEX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/07/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
Chief Scientific Officer and Senior Vice President of Research and
Development

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $0.|12/12/|K(1)| |27,701            |D  |$3.61      |323,410            |D     |                           |
0001 per share             |2001  |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|12/17/|G(2)| |20,000            |D  |$3.50      |                   |D     |                           |
0001 per share             |2001  |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Exercised stock option|$1.35   |12/12|X (1| |74,074     |D  |05/14|05/13|Common Stock|74,074 |$1.35  |615,262     |D  |            |
s                     |        |/2001|)   | |           |   |/98  |/2007|, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$0.0001 per |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |share       |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Dr. McAnalley surrendered 27,701of his shares previously owned, valued at $3.61 per share, to the Company in order to exercise 74,074 of his stock
options.
(2) Gifted 5,000 shares each to four different
individuals.
SIGNATURE OF REPORTING PERSON
/s/ Mr. Bill H. McAnalley
DATE
01/08/2002